

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

<u>Via U.S. Mail</u>
Mr. Danny Aaron
President
Oro Capital Corporation, Inc.
23 Dassan Island Drive
Plettenberg Bay, 6600
South Africa

> **Re:** **Oro Capital Corporation, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 30, 2013**
> **File No. 333-185103**

Dear Mr. Aaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 4</u>

1.   Please revise here and under your Plan of Distribution to clarify (1) who will offer the shares on behalf of the company, (2) the applicability of any exemptions claimed, and (3) if and how they will be compensated, based on your current intentions. To the extent that you are reserving the ability to change your plan of distribution, such as paying compensation to other parties, revise to clarify and acknowledge your understanding of Item 512(a)(1)(iii) of Regulation S-K.

2.   Please revise the discussion of phases on page six, MD&A and where appropriate to discuss your plans for obtaining funds to conduct exploration activities. For example, it appears that you will require significant capital to move to and complete phase three even

if you sell all of the shares in this offering. And it appears that if you sell 50% or fewer of the shares you will not be able to complete or, depending on the proceeds, merely start phase one. Please revise accordingly.

Risk Factors, page 9

3.   The revised disclosure on page 11 indicates that Mr. Aaron has agreed to advance monies to you. Please file this agreement and summarize the material terms in an appropriate location, such as your Management's Discussion and Analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

4.   In your revised text on page 16 you indicate that you will not begin exploration until you raise funds from this offering. Please quantify the amount of funds you will need to commence exploration. We also note your statement that you believe you will need to raise $40,000 from the offering "in order to remove uncertainties surround [y]our ability to continue as a going concern." Please include this statement in your Summary and clarify the implications to investors if you sell less than all of the offered shares and are otherwise unable to raise funds.

5.   We reissue prior comment eight from our letter dated March 5, 2013. Please review the requirements of Item 303 of Regulation S-K and revise as appropriate. For example your revised disclosure should address your liquidity and capital resources and discuss changes in your cash flows in greater detail.

6.   We note your disclosure on page 16 that if you raise the maximum amount of proceeds from this offering, it will last a year. However, we also note your disclosure on page 17 that even if all shares are sold in this offering you may not have sufficient available cash in order to maintain operations during the next twelve months. Please clarify and revise to include consistent disclosures throughout the filing.

Certain Transactions with Officers and Directors, page 25

7.   Please separately disclose the amounts paid to Mr. Aaron for rent and services during each required period. Also, to the extent that you have on-going arrangements to pay Mr. Aaron for these or other items, revise to discuss the material terms.

Dilution

If 100% of the Shares are Sold, page 26

8.   We note your disclosure here that upon completion of the offering, the pro forma net tangible book value of the 6,000,000 shares will be $26,206 or $0.004 per share. It appears to us that if 100% of the shares are sold, pro forma net tangible book value upon completion of the offering would be $7,793 or $0.00 per share. Please revise or advise.

Description of Business, page 29

9.   The table added on page 32 in response to prior comment 20 refers to "[m]onths from completing our public offering."   Please clarify when your public offering will be deemed completed.

Exhibits

Exhibit 5.1

10.   We partially reissue prior comment 25 from our letter dated March 5, 2013. Please delete the language that Mr. Barkley is licensed "only in the State of North Carolina."   For additional guidance, please consider Staff Legal Bulletin No. 19 (October 14, 2011), Section B.3.b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning engineering-related matters, please contact Ken Schuler at (202) 551-3718. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director